Extraordinary General Stockholders' Meeting

Final Detailed Voting Map

According to CVM Resolution No. 81/22, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of its Extraordinary General Stockholders' Meeting held on October 31, 2024, 03:00 p.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer's Registry (CPF) or of the Corporate Taxpayer's Registry (CNPJ) of the stockholder, the stockholding position and the votes cast:

CPF/CNPJ	Balance of Common Shares	Resolutions					
		1	2	3	4	5	6
17.239***	931.023	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
08.295***	95.277	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
53.557***	73.255	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
10.205***	1.605	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
37.806***	1.955	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
32.628***	16.000	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
32.642***	246.200	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
27.386***	189.500	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
31.890***	9.100	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
32.484***	950.200	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
40.922***	141.400	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
39.332***	420.564	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
27.165***	29.400	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
24.528***	204.557	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
14.693***	316.600	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
35.595***	6.600	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.106***	6.700	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
27.680***	109.500	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.516***	22.424	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.940***	35.900	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
33.541***	17.800	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
97.539***	17.581	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.986***	27.900	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
05.479***	945.300	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
08.840***	1.217.330	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
07.418***	203.500	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
26.784***	1.388	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
22.954***	9.100	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
12.120***	40.900	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
30.254***	10.953	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
50.221***	36.400	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
28.979***	600	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.

Extraordinary General Stockholders' Meeting

28.394***	41.400	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
28.990***	203.700	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
31.577***	37.500	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
54.711***	198.386	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
11.455***	6.400	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
13.289***	4.500	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
34.825***	6.424	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
32.106***	126.000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
41.222***	244.000	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
15.585***	2.512	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.063***	149.800	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
11.324***	5.200	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
14.494***	4.619	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
21.881***	25.257	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
44.602***	15.929	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
12.094***	142.764	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
20.849***	5.900	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
09.470***	72.700	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
05.479***	705.011	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
05.987***	5.433	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
26.160***	12.000	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
38.949***	3.405	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.839***	411.000	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
33.580***	18.600	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
08.579***	43.100	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
05.839***	1.082.700	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
44.643***	25.400	Abs.	Abs.	Rej.	Abs.	Abs.	Abs.
05.839***	64.600	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
22.631***	21.700	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
11.100***	572.188	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
18.407***	654.437	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.294***	103.199	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
48.429***	5.800	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
17.718***	153.287	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
23.771***	25.865	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
41.081***	12.754	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
19.244***	2.500	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
55.912***	200	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
16.990***	56.200	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
18.830***	4.100	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
31.989***	127.854	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
53.574***	85.900	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
10.916***	699.764	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
05.839***	11.012	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
11.311***	310.173	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
23.572***	62.007	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
46.964***	257.100	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
07.247***	37.617	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
29.322***	4.909.795	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
31.240***	112.400	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
32.329***	476.273	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
35.693***	3.475.900	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
47.705***	2.400	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
41.199***	11.200	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
14.541***	335.600	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
23.794***	319.200	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
37.113***	49.500	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
26.311***	27.300	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
97.540***	5.817.954	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
09.559***	347.671	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.

Extraordinary General Stockholders' Meeting

06.046***	272.000	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
45.902***	6.829	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
21.273***	262.589	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
19.530***	9.280	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
31.591***	4.790	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
59.573***	12.266.374	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
61.544***	8.863.879	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
52.041***	8.527.565	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
61.532***	1.943.906.577	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
04.676***	2.564.084.404	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
135.61***	133	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
53.780***	4.455	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
39.332***	351.165	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
39.332***	1.868	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
21.224***	69.976	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
41.594***	21.000	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.

Resolutions:

Agenda

1) Resolve on the "Protocol and Justification" in which the terms and conditions of the merger of IUPP S.A. into the Company are established, as of the base date of June 30, 2024;

2) Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert firm responsible for preparing the Appraisal Report on the book net worth of the IUPP S.A. to be merged into the Company;

3) Resolve on the Appraisal Report, based on the balance sheet of IUPP S.A. as of June 30, 2024;

4) Resolve on the merger of IUPP S.A. into the Company, with no increase of the Company's capital stock, in accordance with the "Protocol and Justification";

5) Update the Stock Grant Plan;

6) Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions.

Subtitle:

Ap. = Approve   Rej. = Reject   Abs. = Abstain

São Paulo-SP, October 31, 2024.

Gustavo Lopes Rodrigues

Investor Relations Officer